UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Names of Subject Company (Issuer))

DUBLIN ACQUISITION SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

ATLAS MANAGEMENT, INC.

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Dublin Acquisition Sub Inc.

Atlas Management, Inc.

103 Foulk Road, Suite 274

Wilmington, DE 19803

Attention: Timothy D. Gifford

Secretary

(302) 576-2749

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kristin Ifft Wells, Esq.

James J. Barnes, Esq.

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222-2716

Phone: (412) 288-3131

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Dublin Acquisition Sub Inc. (the “Purchaser”), a direct, wholly-owned subsidiary of Atlas Management, Inc. (the “Parent”), for all of the outstanding common stock of Kaydon Corporation (“Kaydon”), to be commenced pursuant to the Agreement and Plan of Merger, dated September 5, 2013, by and among the Parent, the Purchaser and Kaydon.

The tender offer described in the documents filed herewith has not yet commenced, and the exhibit is neither an offer to purchase nor a solicitation of an offer to sell any shares of Kaydon. At the time the tender offer is commenced, Purchaser and Parent will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”) and Kaydon will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

INVESTORS AND KAYDON STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Those materials will be made available to Kaydon stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit Index.

Exhibit No.	Description

99.1	Press Release of AB SKF dated September 5, 2013

99.2	AB SKF’s Investor Presentation dated September 5, 2013